Exhibit 99.1

Focus Media Reports Second Quarter 2005 Results
Revenue Grew 52.3% Quarter-over-quarter, 127.9% Year-over-year

SHANGHAI, China, August 8, 2004 – Focus Media Holding Limited (Nasdaq: FMCN), which operates the largest out-of-home advertising network in China using audiovisual plat-panel displays based on the number of locations and displays in its network, today announced its financial results for the second quarter ended June 30, 2005.

Highlights:

● Net revenues grew 127.9% year-over-year and 52.3% quarter-over-quarter to $14.6 million;

● Advertising service revenues grew 160.6% year-over-year and 51.8% quarter-over-quarter to $14.3 million on the continued strength in our commercial location network and the commencement of commercial operation of our in-store network;

● In the second quarter, we sold 3,057 time slots on the commercial location network compared with 1,998 time slots for the first quarter of 2005, an increase of 53.0% quarter-over-quarter. Total capacity, or the total number of available 30-second equivalent time slots, on the commercial location network increased to 6,720 from 6,010 in the first quarter of 2005 due to the full quarterly impact of time slots from regional distributors Focus Media acquired in the first quarter of 2005 and the addition of new regional distributors in the first and second quarter of 2005. Our network utilization rate, or the total 30-second equivalent time slots sold as a percentage of total 30-second equivalent time slots available during the relevant period, for the commercial location network increased to 45.4% in the second quarter versus 33.2% in the first quarter of 2005. Average advertising revenue per 30-second equivalent time slot for the commercial location network in the second quarter was $4,573 versus $4,721 in the first quarter of 2005;

● Total number of displays in our commercial location network reached 22,931 and total number of displays in our in-store network reached 12,779 as of June 30, 2005;

● We have rapidly penetrated the retail point-of-purchase advertising market in China and as of June 30, 2005, total installed base of our in-store network reached 1,835 retail stores, including 439 hypermarkets, 674 supermarkets and 722 convenience stores; and

● Net income for the second quarter grew 119.2% year-over-year and 64.5% quarter-over-quarter to $4.3 million.

Commenting on the second quarter results, Chief Executive Officer Jason Jiang said: “We are pleased to report a solid performance in the second quarter of 2005 as our net revenue grew by 52.3% quarter-over-quarter and net income grew by 64.5% quarter-over-quarter. While our commercial location network is still the main engine of our revenue and earnings growth, our in-store network operation had a solid start. We have already attracted top name fast-moving consumer goods (FMCG) advertisers in China such as Unilever and Mengniu to advertise on our in-store network.”

Financial Results

For the second quarter 2005, Focus Media reported total revenues of $14.6 million, an increase of 127.9% compared to $6.4 million for the second quarter of 2004 and an increase of 52.3%, compared to $9.6 million for the first quarter of 2005.

Advertising service revenue was $14.3 million for the quarter, up 160.6% from $5.5 million for the second quarter of 2004, and a 51.8% increase compared to $9.4 million for the first quarter of 2005. This includes $14.0 million from our commercial location network and $0.3 million from our in-store network. The total number of 30-second-equivalent time slots sold on our commercial location network in the second quarter was 3,057, with average advertising revenue per time slot (ASP) of $4,573 for the second quarter as compared to 832 time slots and an ASP of $6,607 for the same period last year, and 1,998 time slots and an ASP of $4,721 for the previous quarter. The decline in average ASP was due to the increase of time slot sold in cities with comparatively lower advertising rates. The total network capacity of our commercial location network increased to 6,737 for the quarter due to the full quarterly impact of time slots from regional distributors we acquired in the first quarter of 2005 and the addition of new regional distributors in the first and second quarter of 2005. As a result, our network utilization rate for the commercial location network increased to 45.4% in the second quarter compared to 33.2% in the first quarter of 2005. We have also made significant progress in our in-store network, expanding our installed base to 1,835 retail stores as of June 30, 2005 from 423 retail stores as of March 31, 2005. In the second quarter, we also added 218 new advertising customers, bringing the cumulative number of advertisers on the Focus Media networks to 901.

Daniel Wu, Focus Media’s Chief Financial Officer, added, “The commercial launch of our in-store network in April 2005 provided Focus Media with an additional potential advertising client base. As fast-moving consumer goods advertisers continue to increase their emphasis on point-of-sale advertising, we believe our in-store network is well positioned to assist them to achieve their goal.”

Our advertisement equipment revenue was $0.3 million for the second quarter of 2005, compared to $0.1 million for the first quarter of 2005. The increase was due to revenue from the sale of display units to regional distributors during the second quarter. Advertising equipment revenue for the second quarter of 2004 was $0.9 million. The year-over-year decrease was primarily attributable to our acquisition of regional distributors and the corresponding decreases in sales of displays to regional distributors between these periods.

Gross profit for the second quarter of 2005 was $8.8 million, representing an increase of 41.5% compared to $6.2 million in the first quarter 2005 and a 105.6% increase compared to $4.3 million for the corresponding period a year ago. Gross margin for the second quarter was 60.6%, down from 65.3% for the previous quarter. The decrease in gross margin in the second quarter was due to the increase in location and equipment depreciation costs of our in-store network, offset in part by the US$0.3 million in revenue we generated from our recently launched in-store network in the second quarter of 2005.

Second-quarter operating expenses totaled $4.3 million, representing a 27.5% increase from $3.4 million in the first quarter of 2005. The increase in operating expenses was mainly attributable to the increase in the number of our employees from 1,111 as of March 31, 2005 to 1,649 as of June 30, 2005 and the increase in selling and marketing expenses associated with increase in advertising revenue. The additional employees are primarily engaged in the installation and maintenance of our in-store networks and the expansion of our sales team. Operating expenses as a percentage of total revenues in the second quarter was 29.5%, compared to 35.2% in the previous quarter. General and administrative expenses in the second quarter totaled $2.3 million or 16.1% of total revenues, compared with 19.8% of total revenues in the previous quarter; whereas selling and marketing expenses in the second quarter totaled $2.0 million or 13.4% of total revenues, compared with 15.4% of total revenues in the previous quarter.

Net income for the second quarter of 2005 was $4.3 million, representing an increase of 119.2% compared to net income of $2.0 million in the same period in 2004. Sequentially, second quarter net income increased by 64.5%, compared to net income of $2.6 million in the first quarter of 2005. Focus Media’s effective income tax rate decreased to 3.4% in the second quarter from 8.6% in the first quarter 2005 as several of our operating entities continue to benefit from exemptions under applicable tax regulations in China. Net margin in the second quarter of 2005 was 29.8%, up from 27.6% in the first quarter of 2005.

Cash flow from operating activities was $2.1 million in the second quarter of 2005, compared to $1.9 million in the first quarter of 2005. As of June 30, 2005, the company had a cash balance of $6.6 million, compared to $22.7 million as of December 31, 2004. The decrease was mainly due to our capital expenditure investment in our in-store networks and payments for acquisitions completed in the first two quarters of 2005.

“The outstanding performance of our commercial location network has further proven the concept of segment-oriented out-of-home audiovisual advertising in China. Demand for advertising time slots on our commercial location network continues to grow,” said Jason Jiang. ‘Our in-store network has also started to attract international and domestic fast-moving consumer brands. We expect to leverage these two networks and offer a more compelling media solution to our advertising clients.”

Other Recent Developments

On July 13, 2005, Focus Media successfully completed its initial public offering (IPO) and its American Depositary Shares (ADSs) began trading on the Nasdaq National Market, under the ticker symbol “FMCN”. In the IPO, Focus Media offered 7.0 million ADSs and its selling shareholders offered an additional 3.1 million ADSs to the public. The offering price was $17 per ADS. Each ADS represents ten ordinary shares.

Immediately following our IPO, due to the listing requirements of Nasdaq, three of our directors, Eric Rosenkranz, Shangzhi Wu and Joyce I-Yin Hsu, resigned from our board. Our Board of Directors currently consists of five directors, including Jason Nanchun Jiang, Jimmy Wei Yu, and three independent directors, namely Fumin Zhuo, Neil Nanpeng Shen and Ted Tak Dee Sun.

In the second quarter of 2005, Focus Media signed up eight new regional distributors for cities including Zhuzhou, Hu’e Haote, Baotou, Lasa, Jiangmen, Bingzhou, Taizhou and Jiujiang, to develop local commercial location networks. Focus Media’s commercial location network now covers 52 cities in China, including 22 directly operated cities and 30 cites operated through our regional distributors.

In the Second Annual China’s Outdoor Advertising Summit in April 2005, the commercial location out-of-home audiovisual advertising network was selected as the most influential outdoor media, ranking higher than main-route bus shelters, bus exteriors, downtown billboards and metro light-boxes. Focus Media, based on its 77% market share in the commercial location audiovisual advertising market in thirteen major cities in China according to a survey conducted by CTR Market Research, was voted the ‘Most Influential Outdoor Media Company’ by the top 500 domestic and international media buyers in China.

Focus Media continues to strengthen its management team and appointed Ms. Diana Cong Rong Chen as its Chief Marketing Officer in May 2005. Ms. Chen has over 10 years of experience in sales and marketing. Before joining Focus Media, Ms. Chen was the president of East China Region for Phoenix Satellite TV. Focus Media also appointed Mr. Acer Jiawei Zhang as the vice president of our in-store network in April 2005. Mr. Zhang was the sales director for Media Partners International Holdings before joining Focus Media and was the sales director for Media Century Holdings Inc.

BUSINESS OUTLOOK

The company estimates that its total revenues for the third quarter 2005 will be between $17.0 million and $17.5 million. Third quarter net income is expected to be between $6.3 million and $6.5 million.

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the second-quarter 2005 financial results and third-quarter 2005 business outlook at 9:00 p.m. Eastern Standard Time on August 8, 2005 (6:00 p.m. Pacific time on August 8; 9:00 a.m. Beijing/Hong Kong time on August 9, 2005). The dial-in details for the live conference call are: U.S. Toll Free Number +1-866-800-8649, Hong Kong dial-in number +852-3002-1672, international dial-in number +1-617-614-2703; pass code 97982982.

A replay of the call will be available from August 8, 2005 until August 15, 2005 (US Eastern Standard Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 84296047. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media operates the largest out-of-home advertising network in China using audiovisual plat-panel displays based on the number of locations and number of displays in its network. As of June 30, 2005, Focus Media had 35,710 display units in our commercial location network and in-store network throughout China. Flat -panel audiovisual displays are placed in high traffic areas, such as elevator lobbies of commercial buildings, retail chain stores, beauty parlours, karaoke parlours and golf country clubs. Over 900 international and domestic advertisers have placed advertisements through our networks as of June 30, 2005. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmediia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2004	As of June 30, 2005
	(Note 1)	(Unaudited)	(Unaudited)
			Pro-forma – (Note 2)
		( in U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	22,669,106	6,644,785	112,914,785
Accounts receivables, net	6,619,949	12,251,338	12,251,338
Notes receivable	—	193,318	193,318
Inventories	1,243,140	325,756	325,756
Prepaid expenses and other current assets	2,109,468	2,843,100	2,843,100
Amount due from related parties	2,740,032	1,309,228	1,309,228
Total current assets	35,381,695	23,567,525	129,837,525

Rental Deposits	1,606,378	6,034,014	6,034,014
Equipment, net	9,197,143	22,750,640	22,750,640
Acquired intangible assets, net	708,306	1,299,886	1,299,886
Goodwill	9,058,086	12,074,441	12,074,441
Long term investments	12,088	190,022	190,022
Deferred tax assets	450,963	665,089	665,089
Total assets	56,414,659	66,581,617	172,851,617

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable	607,091	2,977,213	2,977,213
Accrued expenses & other current liabilities	6,591,435	6,404,116	6,404,116
Income taxes payable	1,435,486	1,828,518	1,828,518
Total current liabilities	8,634,012	11,209,847	11,209,847

Minority interests	80,692	134,885	134,885
Mezzanine equity
Series A Convertible redeemable preference shares	6,295,110	6,295,110	—
Series B Convertible redeemable preference shares	12,062,697	12,062,697	—
Series C-1 Convertible redeemable preference shares	17,500,350	17,500,350	—
Series C-2 Convertible redeemable preference shares	17,415,000	17,415,000	—

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2004	As of June 30, 2005
	(Note 1)	(Unaudited)	(Unaudited)
			Pro-forma – (Note 2)
		( in U.S. dollars)
Shareholders’ equity (deficiency)
Ordinary shares	7,124	7,124	18,537
Additional paid in capital	5,981,154	5,925,794	165,457,538
Deferred share based compensation	(969,959)	(368,087)	(368,087)
Retained earnings (accumulated deficit)	(10,550,414)	(3,559,998)	(3,559,998)
Accumulated other comprehensive loss	(41,106)	(41,105)	(41,105)

Total shareholders’ equity (deficiency)	(5,573,201)	1,963,728	161,506,885
Total liabilities and shareholders’ equity (deficiency)	56,414,659	66,581,617	172,851,617

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(Unaudited, in U.S. dollars, except share data)
Revenues:

Advertising Service Revenue:
Commercial locations
- Unrelated parties	$5,394,925	$12,438,796	$7,952,129	$20,839,023
- Related parties	99,931	1,542,161	236,843	2,573,455
Total commercial locations	5,494,856	13,980,957	8,188,972	23,412,478

In-store network
- Unrelated parties	—	338,739	—	338,739
- Related parties	—	—	—	—
Total in-store network	—	338,739	—	338,739

Total Advertising Services Revenue:	5,494,856	14,319,696	8,188,972	23,751,217

Advertising Equipment Revenue:	904,669	263,848	1,342,800	406,011
Total revenues:	6,399,525	14,583,544	9,531,772	24,157,228

Cost of revenues:
Net advertising service cost	1,377,313	5,553,929	2,415,260	8,809,891
Net advertising equipment cost	721,722	188,587	1,025,295	259,158
Total cost of revenues	2,099,035	5,742,516	3,440,555	9,069,049

Gross profit	4,300,490	8,841,028	6,091,217	15,088,179

Operating expenses:
General and administrative (including share-based compensation of $212,629 and $Nil for the three months ended June 30, 2005 (unaudited) and 2004 (unaudited), $546,589 and $Nil for the six months ended June 30, 2005 (unaudited) and 2004 (unaudited), respectively)	499,747	2,345,518	904,101	4,240,316
Selling and marketing	703,605	1,953,912	992,330	3,431,869
Total operating expenses	1,203,352	4,299,430	1,896,431	7,672,185

Income from operations	3,097,138	4,541,598	4,194,786	7,415,994

Interest income	1,310	19,687	4,606	30,672
Other income (expenses), net	(632)	(3,438)	(2,759)	1,877
Income before tax and minority interest	3,097,816	4,557,847	4,196,633	7,448,543

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(Unaudited, in U.S. dollars, except ADS data)
Income before tax and minority interest	3,097,816	4,557,847	4,196,633	7,448,543
Income tax expense
Current	1,065,170	222,547	1,447,720	446,083
Deferred	—	(67,418)	—	(42,153)
Total income taxes	1,065,170	155,129	1,447,720	403,930

Profit before minority interest	2,032,646	4,402,718	2,748,913	7,044,613
Minority Interest	49,278	54,791	51,624	54,193

Net income	$1,983,368	$4,347,927	$2,697,289	$6,990,420
Deemed dividends on Series A convertible preferred shares	$8,308,411	$—	$8,308,411	$-
Deemed dividends on Series B convertible preferred shares	$2,191,442	$—	$2,191,442	$-
Income (loss) attributable to shareholders	$(8,516,485)	$4,347,927	$(7,802,564)	$6,990,420

Income (loss) per ADS — basic	$(0.55)	$0.31	$(0.44)	$0.49

Income (loss) per ADS — diluted	$(0.55)	$0.13	$(0.44)	$0.21

ADSs used in calculated basic income per ADS	15,611,429	14,246,460	17,805,714	14,246,460

ADSs used in calculated diluted income per ADS	15,611,429	32,556,525	17,805,714	32,547,730

Pro forma net income (loss) per ADS as converted basis, basic (note 2)		$0.12		$0.19

Pro forma net income (loss) per ADS as converted basis, diluted (note 2)		$0.11		$0.18

ADSs used in calculating pro forma per ADS amounts on an as converted basis, basic (note 2)		37,073,100		37,073,100

ADSs used in calculating pro forma per ADS amounts on an as converted basis, diluted (note 2)		39,556,525		39,547,730

Notes:

Note 1:	Derived from audited financial statements included in the Company’s F-1 filed with the SEC on July 13, 2005.

Note 2:	The pro forma balance sheet and statement of operations as of and for the six months period ended June 30, 2005, assumes the conversion upon the initial public offering which occurred on July 13, 2005 of all convertible redeemable preference shares outstanding as of June 30, 2005 into ordinary shares.

Note 3:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the noon buying rate of USD1 = Rmb8.2765 on June 30, 2005 in the City of New York for cable transfers of Rmb as certified for customs purposes by the
Federal Bank of New York.